Hollysys Automation Technologies Announces a US$14.02 Million Contract Win by Its Singaporean Subsidiary

Beijing, China – March 07, 2012 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that its wholly owned subsidiary Concord Corporation Pte. Ltd. (“Concord”) signed a retrofit contract with Shaw Brothers Limited to supply and provide installation of mechanical and electrical equipment, fire protection system, civil & structural works, relocation of the existing electrical equipment and replacement of cables and others for Shaw Centre in Singapore, valued at approximately USD $14.02 million. The project is expected to be completed by October of 2012.

Shaw Center is one of the oldest and most recognized buildings in Singapore and this project will embark the BCA Green Mark Incentive Scheme which was introduced by Building Construction Authority (Singapore) (BCA) in 2005, to provide a meaningful differentiation of buildings which incorporates internationally recognized best practices in environmental design and performance.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are pleased to announce this sizable contract win by Concord and glad to see that Concord is continuously winning contracts despite the current global economy situation. This contract winning also demonstrates Concord’s smooth and successful integration into Hollysys and its business development is well on track. Meanwhile, Concord is actively working on winning new international businesses in rail and industrial automation sectors in Southeast Asia and the Middle East. We are confident that it will continue to pave our way to a broader market space and to create value for our shareholders”.

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

About Concord Corporation Pte Ltd. and Its Group of Companies

Concord Corporation Pte Ltd. and its group of companies (Concord) is consisted of Concord Corporation Pte Ltd. and Concord Electrical Pte Ltd. incorporated in Singapore, Concord Electrical Sdn Bhd incorporated in Malaysia, and CCPL’s Dubai Branch Office in United Arab Emirates. Founded in 1983, Concord engages in providing end-to-end complete electrification related services in rail, power, semiconductor, pharmaceutical, petrochemical, and other industrial sectors, by working with multinational corporations such as Mitsubishi, Alstom, Thales, Bombardier, Siemens, Areva, and ABB. Its complete electrification related services encompass design, engineering, procurement, project management, construction and commissioning, and maintenance. As a established regional electrification service provider in rail industry, Concord has successfully commissioned signaling, power distribution, automatic train control, communication, power rail, and other related electrical engineering and installation works for Red and Green lines of Dubai Metro LRT in United Arab Emirates, Makkah-Holy Sites Rail Line in Kingdom of Saudi Arabia, and Circle Line Stage I, II, IV, V & Kim Chuan Depot and North East Line of MRT System in Singapore. Concord became a wholly-owned subsidiary of Hollysys on a cash and stock transaction closed on July 1, 2011.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

+8610-58981326

investors@hollysys.com

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